04033781

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for June 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115858
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))



111724 SASCO 2004-13
Form SE re Comp. Mats.

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 30, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________
Name: Ellen V. Kiernan
Title: Senior Vice President

# Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

# COMPUTATIONAL MATERIALS

for

# STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-13

111724 SASCO 2004-13
Form SE re Comp. Mats.

## SASC04-13-Xd - Price/Yield - 1A2

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $39,949,000.00 | Delay | 24 | WAC(1) | 5.75 | WAM(1) | 358 |
| Coupon | 5.5 | Dated | 6/1/2004 | NET(1) | 5.5 | WALA(1) | 2 |
| Settle | 6/30/2004 | First Payment | 7/25/2004 | | | | |

| Price | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 13 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| 96-28 | 6.15 | 6.38 | 6.48 | 6.53 | 6.64 | 7.14 | 7.64 | 6.11 | 6.15 | 6.21 | 6.64 | 9.41 | 11.63 |
| 97-12 | 6.04 | 6.23 | 6.31 | 6.35 | 6.44 | 6.85 | 7.25 | 6.01 | 6.04 | 6.09 | 6.44 | 8.70 | 10.50 |
| 97-28 | 5.93 | 6.08 | 6.14 | 6.18 | 6.24 | 6.56 | 6.87 | 5.91 | 5.93 | 5.97 | 6.24 | 7.99 | 9.38 |
| 98-12 | 5.83 | 5.93 | 5.98 | 6.00 | 6.05 | 6.27 | 6.50 | 5.81 | 5.83 | 5.86 | 6.05 | 7.29 | 8.28 |
| 98-28 | 5.72 | 5.78 | 5.81 | 5.83 | 5.85 | 5.99 | 6.12 | 5.71 | 5.72 | 5.74 | 5.85 | 6.60 | 7.19 |
| 99-12 | 5.62 | 5.64 | 5.65 | 5.65 | 5.66 | 5.71 | 5.75 | 5.61 | 5.62 | 5.62 | 5.66 | 5.91 | 6.11 |
| 99-28 | 5.51 | 5.49 | 5.49 | 5.48 | 5.47 | 5.43 | 5.39 | 5.52 | 5.51 | 5.51 | 5.47 | 5.24 | 5.05 |
| 100-12 | 5.41 | 5.35 | 5.32 | 5.31 | 5.28 | 5.15 | 5.02 | 5.42 | 5.41 | 5.39 | 5.28 | 4.57 | 4.00 |
| 100-28 | 5.31 | 5.21 | 5.17 | 5.14 | 5.10 | 4.88 | 4.66 | 5.33 | 5.31 | 5.28 | 5.10 | 3.91 | 2.97 |
| 101-12 | 5.21 | 5.07 | 5.01 | 4.98 | 4.91 | 4.60 | 4.30 | 5.23 | 5.21 | 5.17 | 4.91 | 3.25 | 1.94 |
| 101-28 | 5.11 | 4.93 | 4.85 | 4.81 | 4.73 | 4.33 | 3.95 | 5.14 | 5.11 | 5.06 | 4.73 | 2.60 | 0.93 |
| WAL | 6.47 | 4.25 | 3.68 | 3.44 | 3.04 | 1.98 | 1.48 | 7.16 | 6.54 | 5.70 | 3.07 | 0.78 | 0.49 |
| Mod Durn | 4.819 | 3.458 | 3.074 | 2.908 | 2.620 | 1.784 | 1.359 | 5.183 | 4.829 | 4.342 | 2.620 | 0.736 | 0.469 |
| Mod Convexity | 0.434 | 0.220 | 0.171 | 0.151 | 0.120 | 0.055 | 0.033 | 0.512 | 0.447 | 0.364 | 0.128 | 0.012 | 0.006 |
| Principal Window | Jul04 - Jan26 | Jul04 - Sep19 | Jul04 - Jun17 | Jul04 - May16 | Jul04 - Mar14 | Jul04 - Jun09 | Jul04 - Jan08 | Jul04 - Oct27 | Jul04 - Jul26 | Jul04 - Aug24 | Jul04 - Apr15 | Jul04 - Jul06 | Jul04 - Oct05 |
| Maturity #mos | 259 | 183 | 156 | 143 | 117 | 60 | 43 | 280 | 265 | 242 | 130 | 25 | 16 |
| Prepay | 50 PPC | 75 PPC | 85 PPC | 90 PPC | 100 PPC | 150 PPC | 200 PPC | 8.6 CPR | 9.5 CPR | 10.9 CPR | 18.5 CPR | 55.7 CPR | 73.5 CPR |

| Yield Curve Mat | 3MO | 6MO | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|---|
| Yld | 1.06526 | 1.3936 | 2.51667 | 3.11921 | 3.86083 | 4.7161 | 5.40774 |

# SASC04-13-Xd - Price/Yield - 2A1

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $415,572,000.00 | Delay | 24 | WAC(2) | 6.053390614 | WAM(2) | 359 |
| Coupon | 5.8034 | Dated | 6/1/2004 | NET(2) | 5.803391 | WALA(2) | 1 |
| Settle | 6/30/2004 | First Payment | 7/25/2004 | | | | |

| *Price* | *1* | *2* | *3* | *4* | *5* | *6* | *7* |
|---|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| 96-28 | 6.27 | 6.40 | 6.47 | 6.54 | 6.61 | 6.68 | 6.81 |
| 97-12 | 6.19 | 6.30 | 6.36 | 6.42 | 6.47 | 6.53 | 6.63 |
| 97-28 | 6.12 | 6.21 | 6.25 | 6.29 | 6.34 | 6.38 | 6.46 |
| 98-12 | 6.05 | 6.11 | 6.14 | 6.17 | 6.20 | 6.23 | 6.29 |
| 98-28 | 5.98 | 6.01 | 6.03 | 6.05 | 6.07 | 6.09 | 6.12 |
| 99-12 | 5.91 | 5.92 | 5.92 | 5.93 | 5.94 | 5.94 | 5.95 |
| 99-28 | 5.84 | 5.82 | 5.82 | 5.81 | 5.81 | 5.80 | 5.79 |
| 100-12 | 5.77 | 5.73 | 5.71 | 5.69 | 5.68 | 5.66 | 5.62 |
| 100-28 | 5.70 | 5.64 | 5.61 | 5.58 | 5.55 | 5.52 | 5.46 |
| 101-12 | 5.63 | 5.55 | 5.50 | 5.46 | 5.42 | 5.38 | 5.30 |
| 101-28 | 5.56 | 5.46 | 5.40 | 5.35 | 5.29 | 5.24 | 5.13 |
| WAL | 11.15 | 7.40 | 6.28 | 5.45 | 4.81 | 4.30 | 3.57 |
| Mod Durn | 7.146 | 5.296 | 4.684 | 4.200 | 3.810 | 3.490 | 2.996 |
| Mod Convexity | 0.897 | 0.505 | 0.394 | 0.314 | 0.255 | 0.212 | 0.151 |
| Principal Window | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 |
| Maturity #mos | 359 | 359 | 359 | 359 | 359 | 359 | 359 |
| Prepay | 100 PSA | 200 PSA | 250 PSA | 300 PSA | 350 PSA | 400 PSA | 500 PSA |

| Yield Curve Mat | 3MO | 6MO | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|---|
| Yld | 1.06526 | 1.3936 | 2.51667 | 3.11921 | 3.86083 | 4.7161 | 5.40774 |

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

---

# FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

| | |
|---|---|
| Structured Asset Securities Corporation | 0000808851 |
| (Exact Name of Registrant as Specified in Charter) | (Registrant CIK Number) |
| Form 8-K for June 30, 2004 | 333-115858 |
| (Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) | (SEC File Number, if Available) |

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 30, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: /s/ Ellen V. Kiernan
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

# COMPUTATIONAL MATERIALS

for

# STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-13

# SASC04-13-Xd - Price/Yield - 1A2

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $39,949,000.00 | Delay | 24 | WAC(1) | 5.75 | WAM(1) | 358 |
| Coupon | 5.5 | Dated | 6/1/2004 | NET(1) | 5.5 | WALA(1) | 2 |
| Settle | 6/30/2004 | First Payment | 7/25/2004 | | | | |

| Price | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 13 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| 96-28 | 6.15 | 6.38 | 6.48 | 6.53 | 6.64 | 7.14 | 7.64 | 6.11 | 6.15 | 6.21 | 6.64 | 9.41 | 11.63 |
| 97-12 | 6.04 | 6.23 | 6.31 | 6.35 | 6.44 | 6.85 | 7.25 | 6.01 | 6.04 | 6.09 | 6.44 | 8.70 | 10.50 |
| 97-28 | 5.93 | 6.08 | 6.14 | 6.18 | 6.24 | 6.56 | 6.87 | 5.91 | 5.93 | 5.97 | 6.24 | 7.99 | 9.38 |
| 98-12 | 5.83 | 5.93 | 5.98 | 6.00 | 6.05 | 6.27 | 6.50 | 5.81 | 5.83 | 5.86 | 6.05 | 7.29 | 8.28 |
| 98-28 | 5.72 | 5.78 | 5.81 | 5.83 | 5.85 | 5.99 | 6.12 | 5.71 | 5.72 | 5.74 | 5.85 | 6.60 | 7.19 |
| 99-12 | 5.62 | 5.64 | 5.65 | 5.65 | 5.66 | 5.71 | 5.75 | 5.61 | 5.62 | 5.62 | 5.66 | 5.91 | 6.11 |
| 99-28 | 5.51 | 5.49 | 5.49 | 5.48 | 5.47 | 5.43 | 5.39 | 5.52 | 5.51 | 5.51 | 5.47 | 5.24 | 5.05 |
| 100-12 | 5.41 | 5.35 | 5.32 | 5.31 | 5.28 | 5.15 | 5.02 | 5.42 | 5.41 | 5.39 | 5.28 | 4.57 | 4.00 |
| 100-28 | 5.31 | 5.21 | 5.17 | 5.14 | 5.10 | 4.88 | 4.66 | 5.33 | 5.31 | 5.28 | 5.10 | 3.91 | 2.97 |
| 101-12 | 5.21 | 5.07 | 5.01 | 4.98 | 4.91 | 4.60 | 4.30 | 5.23 | 5.21 | 5.17 | 4.91 | 3.25 | 1.94 |
| 101-28 | 5.11 | 4.93 | 4.85 | 4.81 | 4.73 | 4.33 | 3.95 | 5.14 | 5.11 | 5.06 | 4.73 | 2.60 | 0.93 |
| | | | | | | | | | | | | | |
| WAL | 6.47 | 4.25 | 3.68 | 3.44 | 3.04 | 1.98 | 1.48 | 7.16 | 6.54 | 5.70 | 3.07 | 0.78 | 0.49 |
| Mod Durn | 4.819 | 3.458 | 3.074 | 2.908 | 2.620 | 1.784 | 1.359 | 5.183 | 4.829 | 4.342 | 2.620 | 0.736 | 0.469 |
| Mod Convexity | 0.434 | 0.220 | 0.171 | 0.151 | 0.120 | 0.055 | 0.033 | 0.512 | 0.447 | 0.364 | 0.128 | 0.012 | 0.006 |
| Principal Window | Jul04 - Jan26 | Jul04 - Sep19 | Jul04 - Jun17 | Jul04 - May16 | Jul04 - Mar14 | Jul04 - Jun09 | Jul04 - Jan08 | Jul04 - Oct27 | Jul04 - Jul26 | Jul04 - Aug24 | Jul04 - Apr15 | Jul04 - Jul06 | Jul04 - Oct05 |
| Maturity #mos | 259 | 183 | 156 | 143 | 117 | 60 | 43 | 280 | 265 | 242 | 130 | 25 | 16 |
| | | | | | | | | | | | | | |
| Prepay | 50 PPC | 75 PPC | 85 PPC | 90 PPC | 100 PPC | 150 PPC | 200 PPC | 8.6 CPR | 9.5 CPR | 10.9 CPR | 18.5 CPR | 55.7 CPR | 73.5 CPR |

| Yield Curve Mat | 3MO | 6MO | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|---|
| Yld | 1.06526 | 1.3936 | 2.51667 | 3.11921 | 3.86083 | 4.7161 | 5.40774 |

# SASC04-13-Xd - Price/Yield - 2A1

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $415,572,000.00 | Delay | 24 | WAC(2) | 6.053390614 | WAM(2) | 359 |
| Coupon | 5.8034 | Dated | 6/1/2004 | NET(2) | 5.803391 | WALA(2) | 1 |
| Settle | 6/30/2004 | First Payment | 7/25/2004 | | | | |

| *Price* | *1* | *2* | *3* | *4* | *5* | *6* | *7* |
|---|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| 96-28 | 6.27 | 6.40 | 6.47 | 6.54 | 6.61 | 6.68 | 6.81 |
| 97-12 | 6.19 | 6.30 | 6.36 | 6.42 | 6.47 | 6.53 | 6.63 |
| 97-28 | 6.12 | 6.21 | 6.25 | 6.29 | 6.34 | 6.38 | 6.46 |
| 98-12 | 6.05 | 6.11 | 6.14 | 6.17 | 6.20 | 6.23 | 6.29 |
| 98-28 | 5.98 | 6.01 | 6.03 | 6.05 | 6.07 | 6.09 | 6.12 |
| 99-12 | 5.91 | 5.92 | 5.92 | 5.93 | 5.94 | 5.94 | 5.95 |
| 99-28 | 5.84 | 5.82 | 5.82 | 5.81 | 5.81 | 5.80 | 5.79 |
| 100-12 | 5.77 | 5.73 | 5.71 | 5.69 | 5.68 | 5.66 | 5.62 |
| 100-28 | 5.70 | 5.64 | 5.61 | 5.58 | 5.55 | 5.52 | 5.46 |
| 101-12 | 5.63 | 5.55 | 5.50 | 5.46 | 5.42 | 5.38 | 5.30 |
| 101-28 | 5.56 | 5.46 | 5.40 | 5.35 | 5.29 | 5.24 | 5.13 |
| WAL | 11.15 | 7.40 | 6.28 | 5.45 | 4.81 | 4.30 | 3.57 |
| Mod Durn | 7.146 | 5.296 | 4.684 | 4.200 | 3.810 | 3.490 | 2.996 |
| Mod Convexity | 0.897 | 0.505 | 0.394 | 0.314 | 0.255 | 0.212 | 0.151 |
| Principal Window | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 |
| Maturity #mos | 359 | 359 | 359 | 359 | 359 | 359 | 359 |
| Prepay | 100 PSA | 200 PSA | 250 PSA | 300 PSA | 350 PSA | 400 PSA | 500 PSA |

| Yield Curve Mat | 3MO | 6MO | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|---|
| Yld | 1.06526 | 1.3936 | 2.51667 | 3.11921 | 3.86083 | 4.7161 | 5.40774 |

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for June 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115858
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 30, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: /s/ Ellen V. Kiernan
Name: Ellen V. Kiernan
Title: Senior Vice President

# Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

# COMPUTATIONAL MATERIALS

for

# STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-13

# SASC04-13-Xd - Price/Yield - 1A2

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $39,949,000.00 | Delay | 24 | WAC(1) | 5.75 | WAM(1) | 358 |
| Coupon | 5.5 | Dated | 6/1/2004 | NET(1) | 5.5 | WALA(1) | 2 |
| Settle | 6/30/2004 | First Payment | 7/25/2004 | | | | |

| *Price* | *1* | *2* | *3* | *4* | *5* | *6* | *7* | *8* | *9* | *10* | *11* | *12* | *13* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| 96-28 | 6.15 | 6.38 | 6.48 | 6.53 | 6.64 | 7.14 | 7.64 | 6.11 | 6.15 | 6.21 | 6.64 | 9.41 | 11.63 |
| 97-12 | 6.04 | 6.23 | 6.31 | 6.35 | 6.44 | 6.85 | 7.25 | 6.01 | 6.04 | 6.09 | 6.44 | 8.70 | 10.50 |
| 97-28 | 5.93 | 6.08 | 6.14 | 6.18 | 6.24 | 6.56 | 6.87 | 5.91 | 5.93 | 5.97 | 6.24 | 7.99 | 9.38 |
| 98-12 | 5.83 | 5.93 | 5.98 | 6.00 | 6.05 | 6.27 | 6.50 | 5.81 | 5.83 | 5.86 | 6.05 | 7.29 | 8.28 |
| 98-28 | 5.72 | 5.78 | 5.81 | 5.83 | 5.85 | 5.99 | 6.12 | 5.71 | 5.72 | 5.74 | 5.85 | 6.60 | 7.19 |
| 99-12 | 5.62 | 5.64 | 5.65 | 5.65 | 5.66 | 5.71 | 5.75 | 5.61 | 5.62 | 5.62 | 5.66 | 5.91 | 6.11 |
| 99-28 | 5.51 | 5.49 | 5.49 | 5.48 | 5.47 | 5.43 | 5.39 | 5.52 | 5.51 | 5.51 | 5.47 | 5.24 | 5.05 |
| 100-12 | 5.41 | 5.35 | 5.32 | 5.31 | 5.28 | 5.15 | 5.02 | 5.42 | 5.41 | 5.39 | 5.28 | 4.57 | 4.00 |
| 100-28 | 5.31 | 5.21 | 5.17 | 5.14 | 5.10 | 4.88 | 4.66 | 5.33 | 5.31 | 5.28 | 5.10 | 3.91 | 2.97 |
| 101-12 | 5.21 | 5.07 | 5.01 | 4.98 | 4.91 | 4.60 | 4.30 | 5.23 | 5.21 | 5.17 | 4.91 | 3.25 | 1.94 |
| 101-28 | 5.11 | 4.93 | 4.85 | 4.81 | 4.73 | 4.33 | 3.95 | 5.14 | 5.11 | 5.06 | 4.73 | 2.60 | 0.93 |
| WAL | 6.47 | 4.25 | 3.68 | 3.44 | 3.04 | 1.98 | 1.48 | 7.16 | 6.54 | 5.70 | 3.07 | 0.78 | 0.49 |
| Mod Durn | 4.819 | 3.458 | 3.074 | 2.908 | 2.620 | 1.784 | 1.359 | 5.183 | 4.829 | 4.342 | 2.620 | 0.736 | 0.469 |
| Mod Convexity | 0.434 | 0.220 | 0.171 | 0.151 | 0.120 | 0.055 | 0.033 | 0.512 | 0.447 | 0.364 | 0.128 | 0.012 | 0.006 |
| Principal Window | Jul04 - Jan26 | Jul04 - Sep19 | Jul04 - Jun17 | Jul04 - May16 | Jul04 - Mar14 | Jul04 - Jun09 | Jul04 - Jan08 | Jul04 - Oct27 | Jul04 - Jul26 | Jul04 - Aug24 | Jul04 - Apr15 | Jul04 - Jul06 | Jul04 - Oct05 |
| Maturity #mos | 259 | 183 | 156 | 143 | 117 | 60 | 43 | 280 | 265 | 242 | 130 | 25 | 16 |
| Prepay | 50 PPC | 75 PPC | 85 PPC | 90 PPC | 100 PPC | 150 PPC | 200 PPC | 8.6 CPR | 9.5 CPR | 10.9 CPR | 18.5 CPR | 55.7 CPR | 73.5 CPR |

| Yield Curve Mat | 3MO | 6MO | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|---|
| Yld | 1.06526 | 1.3936 | 2.51667 | 3.11921 | 3.86083 | 4.7161 | 5.40774 |

# SASC04-13-Xd - Price/Yield - 2A1

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $415,572,000.00 | Delay | 24 | WAC(2) | 6.053390614 | WAM(2) | 359 |
| Coupon | 5.8034 | Dated | 6/1/2004 | NET(2) | 5.803391 | WALA(2) | 1 |
| Settle | 6/30/2004 | First Payment | 7/25/2004 | | | | |

| *Price* | *1* | *2* | *3* | *4* | *5* | *6* | *7* |
|---|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| 96-28 | 6.27 | 6.40 | 6.47 | 6.54 | 6.61 | 6.68 | 6.81 |
| 97-12 | 6.19 | 6.30 | 6.36 | 6.42 | 6.47 | 6.53 | 6.63 |
| 97-28 | 6.12 | 6.21 | 6.25 | 6.29 | 6.34 | 6.38 | 6.46 |
| 98-12 | 6.05 | 6.11 | 6.14 | 6.17 | 6.20 | 6.23 | 6.29 |
| 98-28 | 5.98 | 6.01 | 6.03 | 6.05 | 6.07 | 6.09 | 6.12 |
| 99-12 | 5.91 | 5.92 | 5.92 | 5.93 | 5.94 | 5.94 | 5.95 |
| 99-28 | 5.84 | 5.82 | 5.82 | 5.81 | 5.81 | 5.80 | 5.79 |
| 100-12 | 5.77 | 5.73 | 5.71 | 5.69 | 5.68 | 5.66 | 5.62 |
| 100-28 | 5.70 | 5.64 | 5.61 | 5.58 | 5.55 | 5.52 | 5.46 |
| 101-12 | 5.63 | 5.55 | 5.50 | 5.46 | 5.42 | 5.38 | 5.30 |
| 101-28 | 5.56 | 5.46 | 5.40 | 5.35 | 5.29 | 5.24 | 5.13 |
| | | | | | | | |
| WAL | 11.15 | 7.40 | 6.28 | 5.45 | 4.81 | 4.30 | 3.57 |
| Mod Durn | 7.146 | 5.296 | 4.684 | 4.200 | 3.810 | 3.490 | 2.996 |
| Mod Convexity | 0.897 | 0.505 | 0.394 | 0.314 | 0.255 | 0.212 | 0.151 |
| Principal Window | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 | Jul04 - May34 |
| Maturity #mos | 359 | 359 | 359 | 359 | 359 | 359 | 359 |
| | | | | | | | |
| Prepay | 100 PSA | 200 PSA | 250 PSA | 300 PSA | 350 PSA | 400 PSA | 500 PSA |

| Yield Curve Mat | 3MO | 6MO | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|---|
| Yld | 1.06526 | 1.3936 | 2.51667 | 3.11921 | 3.86083 | 4.7161 | 5.40774 |

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for June 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115858
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 30, 2004.

STRUCTURED ASSET SECURITIES
CORPORATION

By: /s/ Ellen V. Kiernan
Name: Ellen V. Kiernan
Title: Senior Vice President

# Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

# COMPUTATIONAL MATERIALS

for

# STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-13

111724 SASCO 2004-13
Form SE re Comp. Mats.